Pursuant to Rule 433

Registration No. 333-264721

August 8, 2022

GATX Corporation

PRICING TERM SHEET

August 8, 2022

Issuer:	GATX Corporation

Pricing Date:	August 8, 2022

Expected Settlement Date:	August 10, 2022 (T+2)

Expected Ratings*:	Moody’s: Baa2 (Stable) / S&P: BBB (Stable)

Security:	4.900% Senior Notes due 2033

Size:	$400,000,000

Maturity Date:	March 15, 2033

Coupon:	4.900%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2023

Benchmark Treasury:	UST 2.875% due May 15, 2032

Benchmark Treasury Price and Yield:	100-29+/2.766%

Spread to Benchmark Treasury:	+225 basis points

Re-Offer Yield:	5.016%

Price to Investors:	99.049%

Redemption:

At any time prior to December 15, 2032 (three months prior to the Maturity Date) (the “Par Call Date”), at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the New Notes that would be due if the New Notes matured on the Par Call Date (exclusive of interest accrued to the redemption date), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined in the preliminary prospectus supplement), plus 35 basis points, plus accrued interest to but excluding the redemption date.

At any time on or after the Par Call Date, we may redeem the Notes at a redemption price equal to 100% of the principal amount of Notes being redeemed.

CUSIP/ISIN:	361448 BK8 / US361448BK84

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC

Pursuant to Rule 433

Registration No. 333-264721

August 8, 2022

Senior Co-Managers:	KeyBanc Capital Markets Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. Fifth Third Securities, Inc. Huntington Securities, Inc. Loop Capital Markets LLC Siebert Williams Shank & Co., LLC Mitsubishi UFJ Securities (USA), Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities any may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Morgan Stanley & Co. LLC at 1-866-718-1649.